SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-24683

FLORIDA BANKS, INC.

(Exact name of registrant as specified in its charter)

5210 Belfort Road, Suite 310, Jacksonville, FL 32256

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to an Agreement and Plan of Merger, dated March 17, 2004, between The South Financial Group, Inc. (“South Financial”) and Florida Banks, Inc., (“Florida Banks”), Florida Banks will merge with and into South Financial, effective at 12:00 a.m. on July 16, 2004, and the separate corporate existence of Florida Banks will terminate. Each share of Florida Banks common stock will be converted into 0.77 shares of South Financial common stock in connection with the merger.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Florida Banks, Inc. (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 15, 2004	BY: /s/ T. Edwin Stinson, Jr.
	Name:	T. Edwin Stinson, Jr.
	Title:	Chief Financial Officer

Instructions: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. it may be signed by an officer of the registrant, by counsel or any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.